China Cablecom Holdings, Ltd.
www.chinacablecom.net
CONTACT: Debra Chen (917-499-8129)
Email: debra@chinacablecom.net

China Cablecom Holdings, Ltd. Approved for Listing on NASDAQ Capital Market

SHANGHAI, CHINA--(PR Newswire- FirstCall - July 29, 2008) - China Cablecom Holdings, Ltd. ("China Cablecom") (NASDAQ: CABL) (NASDAQ: CABLW) (NASDAQ: CABLU), a joint-venture provider of cable television services in the People's Republic of China (PRC), announced today that is has received approval to list its securities on the NASDAQ Capital Market.

China Cablecom’s ordinary shares, warrants and units will begin trading on the NASDAQ Capital Market on Wednesday July 30, 2008, under the trading symbols “CABL,” “CABLW” and “CABLU”, respectively.

"We are very pleased that NASDAQ has approved China Cablecom to join the NASDAQ Capital Market alongside other top tier companies," says Clive Ng, Founder and Executive Chairman of China Cablecom. "Meeting the stringent requirements for this listing demonstrates our progress in building shareholder value. We believe that this achievement will further enhance our profile in the US capital markets, increase the visibility, liquidity and marketability of our shares and expand our investor base."

About China Cablecom Holdings

China Cablecom Holdings is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog & digital cable services. China Cablecom recently entered into an agreement to acquire a 60 percent economic interest in a cable network in Hubei province with paying subscribers exceeding 800,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs owned directly or indirectly by local branches of SARFT in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom operates 22 cable networks with over 1.2 million paying subscribers. China Cablecom Holdings' strategy is to replicate the acquisitions by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks it operates.

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to risks and uncertainties, which could cause actual results to differ materially. Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained herein. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements herein speak only as of the date stated herein and might not occur in light of these risks, uncertainties, and assumptions. China Cablecom Holdings undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors as well as the additional risk factors outlined in the filings that China Cablecom Holdings makes with the U.S. Securities and Exchange Commission, including the Registration Statement on Form S-1 filed on April 18, 2008.